Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Formae, Inc.
501 Conestoga Road
Villanova, PA 19085
https://formae.net/

Up to $4,999,997.75 in Class A Common Stock at $2.75
Minimum Target Amount: $19,998.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Formae, Inc.
Address: 501 Conestoga Road, Villanova, PA 19085
State of Incorporation: DE
Date Incorporated: January 10, 2005

Terms:

Equity

Offering Minimum: $19,998.00 | 7,272 shares of Class A Common Stock
Offering Maximum: $4,999,997.75 | 1,818,181 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $2.75
Minimum Investment Amount (per investor): $497.75

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus: All friends, family, and those with long commitments to Formae will receive 10% bonus shares.

Amount-Based Perks

Tier 1: Invest $10,000+ and receive 10% bonus shares.

Tier 2: Invest $8,000+ and receive 8% bonus shares.

Tier 3: Invest $6,000+ and receive 6% bonus shares.

Tier 4: Invest $4,000+ and receive 4% bonus shares.

Tier 5: Invest $2,000+ and receive 2% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Formae, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $2.75 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $275.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Formae (or the "Company") is focused on improving the treatment of knee pain from early osteoarthritis (OA) through its proprietary CyborGel® Synthetic Cartilage Implant System technology. This innovative biomimetic solution aims to reduce joint pain and the need for total knee replacement. With over 25 years of combined expertise in arthroscopy and resurfacing implants, Formae addresses a significant market need for early intervention in osteoarthritis management. The target customer base includes patients suffering from knee pain and healthcare providers seeking effective treatment options for these patients. Key reasons to invest include a large, growing patient population and market opportunity in orthopedic care, a unique approach to joint health that emphasizes earlier treatment in the OA disease process, with the potential prevention of the disease progression, reduction of the need for total knee replacements and a team with extensive experience in medical device development.

Formae is a development-stage medical device company and does not currently generate revenue. The Company's business model centers on developing, obtaining regulatory clearance for, and ultimately commercializing its proprietary CyborGel® biomimetic technology for the treatment of knee pain and osteoarthritis. In the near term, the Company intends to fund its operations through this offering and other financings while it completes the packaging, sterility and shelf life validation addendum required to support a U.S. Food and Drug Administration Investigational Device Exemption (IDE) submission and to advance the technology toward first-in-human clinical studies. Over the longer term, the Company anticipates generating revenue through: the sale of implants to doctors through the various channels available, possible licensing of its implant technology to healthcare providers, hospitals, and strategic partners in the orthopedic market, potential partnerships, distribution arrangements, or licensing of its intellectual property. The Company's ability to execute this model depends on successful clinical validation, regulatory clearance, the expansion of manufacturing capabilities, and market adoption, none of which can be assured.

Corporate History

Formae, Inc. was initially organized as Formae, LLC, a Delaware limited liability company on January 10, 2005 and converted to a Delaware corporation on November 1, 2006.

Competitors and Industry

The orthopedic market, particularly in the context of osteoarthritis treatment, is substantial, with a growing focus on early intervention strategies. As the global population ages, the demand for effective knee pain solutions and joint repair technologies is expected to increase, which we believe will drive growth in this sector.

Major competitors in the orthopedic treatment space include companies like Zimmer Biomet and Stryker, which offer various knee implants and treatments. Formae differentiates itself by focusing on biomimetic solutions that aim to restore joint health early in the disease process rather than merely replacing the entire damaged joint, providing a more proactive approach to knee care.

Current Stage and Roadmap

Formae is currently in the pre-clinical stage of its CyborGel® technology, which is designed for joint repair and is

undergoing regulatory submissions to assess its safety and effectiveness. The Company is actively engaging with the medical community and potential investors to advance its innovative treatment.

In the near term, Formae plans to complete its regulatory submissions validating packaging, sterility and shelflife, to obtain FDA approval to initiate human clinical trials to validate the effectiveness of CyborGel®. Medium-term goals include expanding its product offerings and establishing partnerships with healthcare providers to facilitate broader access to its solutions, ultimately aiming to improve patient outcomes in knee health.

The Team

Officers and Directors

Name: Kevin A. Mansmann, M.D. (Full Time)

Kevin A. Mansmann, M.D. (Full Time)'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Chief Medical Officer, Chairman of the Board
  Dates of Service: November, 2006 - Present
  Responsibilities: Founder, Inventor, visionary, driver with clear mission to address early end stage OA.

Other business experience in the past three years:

- Employer: Premier Orthopaedics
  Title: Orthopaedic Surgeon Partner/Shareholder
  Dates of Service: November, 2006 - March, 2024
  Responsibilities: Surgical practice for Aging Athletes, researched Therapeutic Solutions for Early Osteoarthritis Treatment Gap. Supported 3 Ph.D. students. CEO Formae.

Name: Avram Allan Edidin (Part Time)

Avram Allan Edidin (Part Time)'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Consulting Chief Operating Officer
  Dates of Service: July, 2026 - Present
  Responsibilities: Lead the company to commercialization of its technologies using his experience with regulatory approvals and commercializing orthopaedic devices; senior management roles at a number of implantable medical device companies; regulatory, structures, materials, manufacturing, operational and field experience.

Other business experience in the past three years:

- Employer: Procyrion, Inc.
  Title: SVP, Development and Manufacturing
  Dates of Service: May, 2019 - April, 2026
  Responsibilities: Responsible for the development and manufacturing of a micromechanical indwelling heart pump. Also matrixed into regulatory and clinical trial activities. Responsible for Quality Assurance.

Other business experience in the past three years:

- Employer: Relevant Medsystems, Inc.
  Title: Chief Scientific Officer and Vice President, R&D
  Dates of Service: January, 2012 - December, 2018
  Responsibilities: Led development of a minimally invasive RF energy delivery system; managed cross-functional engineering team across mechanical, electrical, and software disciplines; built and chaired scientific advisory board; directed all verification and validation activities.

Other business experience in the past three years:

- Employer: Medtronic Spine & Biologics
  Title: Vice President, Science & Technology
  Dates of Service: January, 2007 - December, 2012

Responsibilities: Technology leader for spine business; directed multi-site, multi-disciplinary R&D organization spanning new product development, sustaining engineering, and advanced technology programs; drove innovation pipeline strategy and portfolio governance across implants, biologics, and enabling technologies; managed R&D budget, headcount, and capital resources; represented company at FDA and with members of Congress.

Other business experience in the past three years:

- Employer: Kyphon
  Title: Vice President, Research & Development and Scientific Affairs
  Dates of Service: January, 2002 - December, 2007
  Responsibilities: Built the engineering organization and launched multiple new products through disciplined stage-gate execution; implemented design control system under 21 CFR 820.30; led multi-year 510(k) strategy achieving Class II clearance for bone cement, removing a critical sales constraint; designed, patented, and commercialized a percutaneous lumbar spine extension limiting system (Aperius); led IP strategy. Medtronic acquired Kyphon in 2007 for over $3.5B.

Name: Thomas Coffey (Part Time)

Thomas Coffey (Part Time)'s current primary role is with Philly CFO. Thomas Coffey (Part Time) currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer
  Dates of Service: June, 2011 - Present
  Responsibilities: Part-time Consultant CFO requiring approximately 1 hours per week.

Other business experience in the past three years:

- Employer: X-Nav Technologies, LLC
  Title: Board Member
  Dates of Service: January, 2014 - Present
  Responsibilities: Responsible for providing oversight, governance, strategic guidance for the company requiring requiring approximately 8 hours per month.

Other business experience in the past three years:

- Employer: Goodwest Holdings, LLC
  Title: Board Member
  Dates of Service: January, 2000 - December, 2012
  Responsibilities: Responsible for providing oversight, governance, strategic guidance for this private equity owned company.

Other business experience in the past three years:

- Employer: Westmoreland Coal Company
  Title: Board Member
  Dates of Service: January, 2017 - December, 2022
  Responsibilities: Responsible for providing oversight, governance, strategic guidance for this NASDAQ listed company. Chairman of the Audit Committee, member of the both the Compensation and Benefits and Nominating & Corporate Governance committees.

Other business experience in the past three years:

- Employer: Philly CFO
  Title: Managing Director
  Dates of Service: January, 1997 - Present
  Responsibilities: Provided part-time CFO services to middle market companies.

Other business experience in the past three years:

- Employer: Unisys

Title: Vice President of Finance Global Infrastructure Technology Services ($2B Division)
Dates of Service: January, 1998 - December, 2005
Responsibilities: Responsible for complete financial and operational oversight for a $2 billion global services division encompassing 10,000 employees.

Other business experience in the past three years:

- Employer: KPMG US
  Title: Partner/Practice Leader - Manufacturing, Retail & Distribution
  Dates of Service: January, 1976 - December, 1995
  Responsibilities: Advanced through a distinguished 19-year career with the firm, culminating in election to the Mid-Atlantic Practice Committee.- Capital Markets Leadership: Acted as the lead engagement partner and advisor guiding multiple fast-growth companies through Initial Public Offerings(IPOs) and public exchange transitions.- Public Audit Expertise: Served as the signing audit partner for numerous public and mid-to-large cap commercial enterprises, routinely presenting to and interfacing with corporate audit committees to navigate complex accounting standards.- Energy Sector Depth: Continuous leadership on a major public energy account from 1978 through 1995 (as Lead Partner from 1985–1995),establishing the deep baseline of operational understanding that later led to an independent public board invitation.

Name: David F. Hoffman (Part Time)

David F. Hoffman (Part Time)'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice Chairman
  Dates of Service: January, 2012 - Present
  Responsibilities: Investor in Three Rounds. His goal is to get Formae's solution available and accepted by the world. He has institutional investment management experience over 50 years. He spends his time as a private investor, both Public and Venture.

Other business experience in the past three years:

- Employer: Brandywine Global Investment Management
  Title: Retired as chairman, consultant through 9/30/26
  Dates of Service: May, 1995 - December, 2025
  Responsibilities: Head of Global Fixed Income. Grew Total assets from $7 Billion in 1998 when Legg Mason purchased firm June 30th 2026 Assets of $67 Billion.

Name: Michael Simpson (Part Time)

Michael Simpson (Part Time)'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: June, 2013 - Present
  Responsibilities: Provide high-level guidance, oversight, and governance for the business.

Other business experience in the past three years:

- Employer: Zimmer
  Title: VP Knee Creations
  Dates of Service: January, 2013 - December, 2017
  Responsibilities: Instrumental in corporate integration with distributors and growing revenues post acquisition by Zimmer in 2013.

Other business experience in the past three years:

- Employer: Knee Creations, LLC
  Title: President/CEO
  Dates of Service: January, 2009 - December, 2013
  Responsibilities: Acquired by Zimmer. Developed new minimally invasive knee procedure (Subchondroplasty) to treat

acute pain then organized a startup company around it.

Other business experience in the past three years:

- Employer: Small Bone Innovations, LLC
  Title: President
  Dates of Service: January, 1996 - December, 2008
  Responsibilities: Created startup company organized around products/technologies focused on the surgical repair of the small bones in the upper and lower skeleton (not including Spine). Acquired by Stryker.

Other business experience in the past three years:

- Employer: Synthes Maxillofacial
  Title: President
  Dates of Service: January, 1990 - December, 1995
  Responsibilities: Created stand-alone business unit at Synthes focused on the surgical repair of fractures/tumors in the maxilla and mandible.

Name: Paul Wayne Ainscough MBA, FCMA, CGMA (Part Time)

Paul Wayne Ainscough MBA, FCMA, CGMA (Part Time)'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Non-Executive Board Member
  Dates of Service: June, 2005 - Present
  Responsibilities: Non-executive financial oversight and pitch deck preparation. He spends less than an hour a week with the Issuer. He is otherwise retired.

Other business experience in the past three years:

- Employer: Rock Deformation Research Ltd (a Schlumberger Company)
  Title: Consulting CFO
  Dates of Service: February, 2011 - August, 2015
  Responsibilities: Implemented financial and commercial strategy and leading sale from the University of Leeds UK to Schlumberger.

Other business experience in the past three years:

- Employer: Novartis Vaccines & Diagnostics Ltd
  Title: CFO
  Dates of Service: February, 2005 - February, 2010
  Responsibilities: Financial strategy and oversight. Capital allocation for influenza vaccine facility.

Other business experience in the past three years:

- Employer: Chiron Vaccines
  Title: Consulting CFO
  Dates of Service: January, 2004 - January, 2005
  Responsibilities: Implementation of Sarbanes & Oxley S302 & S404 financial governance regulations.

Other business experience in the past three years:

- Employer: Textron Power Transmissions
  Title: VP Finance
  Dates of Service: January, 1998 - January, 2003
  Responsibilities: Financial strategy and oversight, Overseeing reorganization of Asia Pacific operations.

Other business experience in the past three years:

- Employer: David Brown Group plc

Title: Finance Director to Group Finance Director
Dates of Service: January, 1990 - January, 2003
Responsibilities: Financial strategy and reporting. Leading global acquisitions and financial integration.

Name: Steven Kurtz (Part Time)

Steven Kurtz (Part Time)'s current primary role is with Gyroid LLC. Steven Kurtz (Part Time) currently services less than an hour hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: October, 2009 - Present
  Responsibilities: As a member of the Board of Directors, Dr. Kurtz provides scientific and strategic oversight, drawing on three decades of experience in medical device development to guide the company's technology and product roadmap.

Other business experience in the past three years:

- Employer: Gyroid LLC
  Title: Founder and CEO
  Dates of Service: April, 2022 - Present
  Responsibilities: Dr. Kurtz founded and serves as CEO of Gyroid LLC, where he provides medical device companies with technical and strategic guidance spanning implant design, biomaterials, and additive manufacturing.

Other business experience in the past three years:

- Employer: Drexel University
  Title: Part-time Research Professor
  Dates of Service: December, 2000 - Present
  Responsibilities: At Drexel University, Dr. Kurtz is a part-time Research Professor and Director of the Implant Research Core, where he leads research on the performance and additive manufacturing of orthopaedic and spine implants.

Other business experience in the past three years:

- Employer: Exponent, Inc.
  Title: Principal
  Dates of Service: April, 1995 - April, 2022
  Responsibilities: At Exponent, Dr. Kurtz held many roles including Principal, Corporate Vice President, Director of the Philadelphia Office, and the founding Director of the Biomedical Engineering and Sciences practice.

Name: Michael McCormick (Part Time)

Michael McCormick (Part Time)'s current primary role is with Nuwellis, Inc.. Michael McCormick (Part Time) currently services less than an hour hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: October, 2012 - Present
  Responsibilities: Coaching on milestone driven development strategy.

Other business experience in the past three years:

- Employer: Nuwellis, Inc.
  Title: President & Chief Executive Officer
  Dates of Service: June, 2026 - Present
  Responsibilities: President and Chief Executive Officer of a NASDAQ-listed medical device company commercializing the Aquadex® SmartFlow and FlexFlow systems for fluid management in heart failure and critical care. Responsible for corporate strategy, commercial operations, product development, regulatory strategy, capital markets, business development, and overall company performance.

Other business experience in the past three years:

- Employer: CorRen Medical Inc.
  Title: Executive Chairman, Co-Founder
  Dates of Service: May, 2022 - Present
  Responsibilities: CorRen Medical, is developing UltraSense a proprietary ultrasound Ankle Brachial Index (ABI) test for Peripheral Artery Disease (PAD).

Other business experience in the past three years:

- Employer: AcQumen Medical, Inc
  Title: Co-Founder and Chairman
  Dates of Service: October, 2023 - Present
  Responsibilities: The first multi-element, non-invasive hemodynamic monitoring system powered by advanced ultrasound technology.

Other business experience in the past three years:

- Employer: NephroCor Medical, Inc
  Title: Executive Chairman & Co-Founder
  Dates of Service: October, 2022 - Present
  Responsibilities: NephroCor Medical's mission is to protect at-risk patients undergoing coronary angiography by reducing Contrast-Induced Acute Kidney Injury (CI-AKI).

Other business experience in the past three years:

- Employer: Osprey Medical
  Title: President / CEO / Board Member
  Dates of Service: March, 2010 - May, 2023
  Responsibilities: Commercialized a first-to-market CI-AKI reduction device that has improved outcomes for patients globally. Defined the corporate strategy. Led a successful IPO on the Australian Stock exchange in 2012 (ASX:OSP) and multiple private placements. Full P&L responsibility including fundraising, strategy to profitability, and engaging public market shareholders for ongoing support.. Drove the company from pilot stage of one product through clinical, regulatory, and commercial stage of multiple products. Developed a strategic alliance with GE Healthcare for distribution in EUMEA.

Other business experience in the past three years:

- Employer: Anulex Technologies Inc.
  Title: President | CEO | Board Member
  Dates of Service: December, 2003 - December, 2008
  Responsibilities: Led company from technical feasibility to FDA clearance of three anular repair spinal implants. Successfully commercialized a first-to-market anular repair implant. Full P&L responsibility including, attracting new Venture firms to join the existing investor syndicate. Developed an M&A strategy that produced acquisition offer during early commercialization. Designed FDA strategy for 510K clearance with supporting IDE data. Formulated, communicated, and led execution of global company strategy.

Other business experience in the past three years:

- Employer: Centerpulse SpineTech
  Title: President
  Dates of Service: May, 2000 - October, 2003
  Responsibilities: Responsible for WW business with over 200 global employees. Sold to Zimmer. Expanded the product portfolio through strategic distribution agreements. Designed, led and executed a strategy to improve profitability.

Name: Richard McCorry (Part Time)

Richard McCorry (Part Time)'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member

Dates of Service: January, 2006 - Present
Responsibilities: Technical and Operations and applicable technologies. Corporate financial advisor. He spends less than an hour a week with the Issuer. He is otherwise retired.

Other business experience in the past three years:

- Employer: SSI Sintered Specialties, LLC
  Title: President and General Manager
  Dates of Service: April, 2019 - September, 2020
  Responsibilities: Concurrently executed P&L, administration of 400 staff, and designing a comprehensive two-year (two-wave) restructuring and growth plan. Redesigned pricing, optimized overhead, and reduced costs.

Other business experience in the past three years:

- Employer: Production Spring, LLC
  Title: President, Minority Partner
  Dates of Service: January, 2016 - December, 2019
  Responsibilities: Navigated a Lean implementation to an enterprise never exposed to the concepts and tools.. Increased win rations by converting pricing system to a "market based" focus.

Other business experience in the past three years:

- Employer: DBA Richard McCorry
  Title: Executive Advisor / Partner to Private and PE Companies
  Dates of Service: January, 2014 - December, 2016
  Responsibilities: Engaged with multiple US-based Private Equity companies and one automotive supplier to provide operations, technical, market, and acquisition recommendations.

Other business experience in the past three years:

- Employer: Global Titanium, Inc.
  Title: Global SVP Operations
  Dates of Service: January, 2012 - December, 2013
  Responsibilities: Led transformation of enterprise operations and technology.

Other business experience in the past three years:

- Employer: H.C. STARCK, INC.
  Title: President and CEO, Fabricated Products Group
  Dates of Service: January, 2008 - December, 2011
  Responsibilities: P&L responsibility, overseeing 600 employees. Led reorganization in anticipation of global economic contraction, then drove this poor performing business to a high-end industrial enterprise within two years despite volatile material pricing.

Other business experience in the past three years:

- Employer: GKN, PLC
  Title: Global President and CEO - GKN Sinter Metals
  Dates of Service: January, 2005 - December, 2008
  Responsibilities: P&L responsible for the powder metal business.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to commercialize its device, find sufficient demand for its product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We are an early-stage company and, despite a long corporate existence, remain in development with a limited operating history
Although the Company was organized many years ago, it remains a development-stage enterprise that is still working to validate and obtain regulatory authorization for its technology and has not yet brought a product to market or generated revenue. Accordingly, there is only a limited operating history upon which an evaluation of the Company's performance and future prospects can be made, and our current and proposed operations are subject to all of the business risks associated with new enterprises, including the uncertainties of development, unproven demand, competition, and the ability to manage growth. We may never complete development, obtain regulatory authorization, achieve commercialization, or become profitable, and we do not expect to pay dividends for the foreseeable future

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class A Common Stock in the amount of up to $4,999,997.75 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds

sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our development activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our development activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We depend entirely on a single product candidate, CyborGel®, which remains in pre-clinical development
The Company's business and near-term prospects depend almost entirely on the success of a single product candidate, its proprietary CyborGel® biomimetic technology, a synthetic hydrogel cartilage implant system that uses a 3D-printed trabecular porous metal anchor and is designed to treat knee pain and osteoarthritis. CyborGel is an investigational device that is limited to pre-clinical use, is not cleared or approved by the U.S. Food and Drug Administration (FDA), and is not available for sale. Because we do not have any other product generating revenue, any delay, failure, or negative development affecting CyborGel—whether in development, testing, manufacturing, regulatory review, or the market—would have a material adverse effect on the Company, and we have no alternative product to fall back on. It is possible that CyborGel may never become a commercially available product, including as a result of technical, clinical, regulatory, financial, or strategic factors, or a determination by management that continuing is not in the best interests of the Company and its stockholders.

CyborGel is a medical device that cannot be marketed or sold without FDA authorization, which is expensive, time-consuming, and uncertain
CyborGel is a medical device that cannot be marketed or sold in the United States until we obtain the required authorization from the FDA. We expect this to require an Investigational Device Exemption (IDE) and successful human clinical studies, followed by a marketing submission (which may take the form of a De Novo classification request or a premarket approval (PMA) application). The regulatory process is expensive, may take many years, requires substantial resources, and may never result in authorization. The FDA or other regulators may disagree with our approach, require additional or larger studies, impose conditions or limitations, or decline to authorize the device altogether. If we fail to obtain necessary regulatory authorizations, experience delays, or are required to conduct additional studies, our business, financial condition, and the value of your investment would be materially and adversely affected.

Our FDA Breakthrough Device designation does not guarantee that CyborGel will be cleared or approved
CyborGel has received FDA Breakthrough Device Designation. While this designation is intended to provide more

interactive and timely communication with the FDA during development and review, it does not change the statutory standards for authorization, does not guarantee that CyborGel will ultimately be cleared or approved, and does not guarantee a faster review or commercial success. The FDA may withdraw the designation, and receipt of the designation should not be interpreted as an indication that the device is safe or effective or that it will ever be authorized for marketing. Investors should not place undue reliance on the Breakthrough Device Designation in making an investment decision.

Our pre-clinical results may not be predictive of results in humans, and our clinical studies may not demonstrate that CyborGel is safe and effective
The Company's data to date is derived from bench testing (including simulated wear and tribology testing) and animal studies. Results from bench and animal testing are frequently not predictive of results in humans, and favorable pre-clinical results do not ensure that human clinical studies will succeed. The success of our business depends on generating clinical data demonstrating that CyborGel is safe and effective. Clinical studies are inherently uncertain, may take longer or cost more than anticipated, may fail to enroll a sufficient number of subjects, may be delayed or halted by regulators or data safety monitors, and may produce negative or inconclusive results. A failure to demonstrate safety and efficacy would prevent us from obtaining regulatory authorization and commercializing CyborGel.

CyborGel is a permanent implant, and its long-term safety, durability, and performance in humans are unproven; adverse events could halt development and expose us to significant liability
CyborGel is designed to be surgically implanted in the joint. Bench testing (such as simulated wear cycling) and animal studies are not a substitute for long-term data in human patients, and the long-term safety, durability, biological response, and performance of the implant in humans are unproven. Implanted devices can fail or cause complications in ways that are not apparent for years, including wear, mechanical failure, loosening or migration, inadequate osseointegration, adverse immune or biological reactions, infection, or the need for revision surgery. Any such adverse events—or negative publicity concerning them—could delay or terminate our development program, result in recalls or regulatory action, and expose us to substantial product-liability claims. Product-liability insurance is expensive and may be unavailable, insufficient, or subject to exclusions, and a significant claim could materially harm the Company and the value of your investment.

We depend on specialized manufacturing processes, materials, sterilization, and third-party suppliers, and must establish and maintain a compliant quality system
CyborGel combines a novel synthetic hydrogel with a 3D-printed trabecular porous metal anchor and requires specialized materials, manufacturing and additive-manufacturing processes, packaging, and sterilization, together with validation of sterility and shelf life. We rely, and expect to continue to rely, on third-party suppliers and contract manufacturers, some of which may be sole-source or difficult to replace. Any interruption, quality problem, capacity constraint, cost increase, or failure by us or our suppliers to comply with the FDA's Quality System Regulation, ISO 13485, or other applicable requirements could delay or prevent the development, regulatory authorization, or commercialization of CyborGel. Establishing and maintaining compliant, scalable manufacturing and quality systems is costly and complex, and there is no assurance we will be able to do so successfully.

Even if CyborGel is authorized, its commercial success will depend on market adoption and third-party reimbursement, neither of which is assured
Even if we obtain regulatory authorization, commercial success will depend on acceptance of CyborGel and its associated surgical technique by surgeons, hospitals, and patients, which will require education, training, and the development of clinical experience and long-term outcomes data. Commercial viability will also depend on obtaining adequate coverage, coding, and payment from Medicare, Medicaid, and private third-party payers. Coverage and reimbursement for new medical devices and procedures are uncertain and subject to change, and payers may decline to cover CyborGel or may reimburse at levels that make it commercially unattractive. If CyborGel fails to achieve meaningful market adoption or adequate reimbursement, we may not generate significant revenue, which would adversely affect the value of your investment.

We face significant competition from larger, well-established companies in an established and highly competitive market
The orthopedic and osteoarthritis-treatment market is well established and highly competitive. We compete, and expect to compete, with large, well-capitalized companies such as Zimmer Biomet and Stryker, as well as with other implant, cartilage-repair, biologic, pharmaceutical, and surgical approaches, and with the continued use of total knee replacement. Many competitors have substantially greater financial, research and development, manufacturing, regulatory, clinical, marketing, and sales resources than we do, along with established products, customer relationships, and brand recognition. Competitors may develop products that are safer, more effective, less costly, or more readily adopted than CyborGel, may obtain regulatory authorization sooner, and may render our technology obsolete or noncompetitive. There can be no assurance that we will be able to compete successfully, and it should be assumed that competition will intensify.

Beyond initial FDA authorization, our business is subject to extensive and changing government regulation
In addition to the authorization required to market CyborGel, we are and will continue to be subject to extensive government regulation affecting the manufacturing, labeling, advertising and promotion, distribution, sale, post-market surveillance, adverse-event reporting, and recall of medical devices, as well as to data-privacy, healthcare fraud-and-abuse, and other laws. The regulatory landscape is complex and subject to change, and new or amended laws, regulations, guidance, or enforcement policies could increase our costs or restrict our activities. Non-compliance—whether by us or by third parties on whom we rely—could result in warning letters, fines, penalties, product recalls or seizures, injunctions,

delays, reputational harm, litigation, or the suspension or withdrawal of authorization, any of which could materially and adversely affect our business and your investment.

Our success depends on obtaining and protecting patents and other intellectual property, which may be inadequate or may expire
One of the Company's most valuable assets is its intellectual property. The Company owns a portfolio of issued U.S. and foreign patents and multiple pending patent applications covering, among other things, its cartilage implants, anchoring and fixation systems, and surgical instruments, and it also relies on trade secrets and proprietary know-how. Intellectual property is a complex and uncertain area of law. Pending applications may not result in issued patents; issued patents may be challenged, narrowed, invalidated, circumvented, or found unenforceable; and our patents will eventually expire, after which competitors may be free to use the previously protected technology. Competitors may also independently develop similar technology or design around our patents. Trade secrets and know-how are difficult to protect and may be disclosed, misappropriated, or independently discovered. If we are unable to obtain and maintain meaningful protection for our intellectual property, our competitive position, our ability to commercialize CyborGel, and the value of your investment could be materially and adversely affected.

Enforcing and maintaining our intellectual property is expensive, and we may be subject to infringement claims by others
Prosecuting and maintaining a global patent portfolio is costly and requires ongoing expenditures. Patent litigation is expensive and time-consuming with uncertain outcomes, and even if we believe a competitor is infringing our rights, we may choose not to pursue litigation because we lack the resources to do so or because the cost outweighs the anticipated benefit. Choosing not to enforce our rights could undermine the value of our intellectual property and our competitive position. Separately, third parties may assert that CyborGel or its components infringe their patents or other intellectual property. Defending against such claims, whether or not meritorious, could be expensive and distracting, and an adverse outcome could require us to pay damages, obtain a license (which may not be available on acceptable terms), or redesign or cease using aspects of our technology, any of which could delay or prevent commercialization and adversely affect your investment.

Minority Holder; Securities with Voting Rights
The Class A Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class A Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. Formae has a line of credit for up to $200,000 from a current shareholder.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from

registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that, once FDA approved and commercialized, with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace. It is possible that our product will fail to gain market acceptance for any number of reasons. If our product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any revenues
Formae, Inc. was formed on January 10, 2005. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Formae, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approvals that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We are highly dependent on our Founder, CEO, and Chief Medical Officer, and the loss of his services may harm our business
The Company's technology, product development, and business strategy are closely tied to the vision, expertise, and continued involvement of Kevin Mansmann, M.D., our Founder, Chief Executive Officer, and Chief Medical Officer. Dr. Mansmann has led the Company since its founding and possesses institutional knowledge, clinical expertise, and relationships with the medical and scientific community that would be difficult or impossible to replace. The loss of Dr. Mansmann's services, whether due to death, disability, resignation, or any other reason, could materially and adversely affect our ability to continue developing CyborGel, maintain relationships with regulators, investors, and the medical community, and execute our business plan, any of which could adversely affect the value of your investment. Dr. Mansmann's expertise does not extend to the operation of a growing transformative commercial entity and therefore an

appropriate CEO will be identified to manage Formae, as we approach FDA commercial approval, toward the completion of a successful clinical trial. The Company currently expects this transition to occur approximately two years into the clinical study and approximately two years before commercial launch, or sooner if the right candidate is identified. This timing is an estimate and may change depending on the pace of our clinical program and the availability of a suitable candidate.

The loss of key personnel could harm our business, and we rely heavily on part-time and consulting management and advisors
Our business depends on a small group of officers, directors, and scientific and technical advisors, several of whom serve on a part-time basis, as outside consultants, or devote only limited time to the Company (including a part-time consulting Chief Financial Officer and board members who dedicate limited hours). This reliance on part-time and consulting personnel may limit the time and attention available to the Company, and the loss of any key individual could be difficult to replace and could materially disrupt our development efforts. As we grow, we will need to attract, hire, and retain additional qualified full-time employees across areas such as engineering, regulatory, clinical, quality, manufacturing, finance, and operations, and we may face significant competition for such talent. If we are unable to attract and retain the right personnel when needed, our ability to execute our business plan, and the value of your investment, could be adversely affected.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our product, once commercialized, is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to contract manufacturers, material suppliers, testing laboratories, clinical and regulatory consultants, accountants, and lawyers. Our ability to develop and eventually commercialize CyborGel depends on these third parties, and any failure or delay in their performance, or any deterioration in our relationships with them, could have a material adverse effect on our business, financial condition, and results of operations. We may have limited control over these third parties, may face challenges finding suitable replacements, and may be subject to contractual or legal limitations on terminating relationships or seeking recourse. The loss of key vendors or service providers could materially and adversely affect our business and your investment.

The Company is vulnerable to hackers and cyber-attacks
As a development stage business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

We cannot market or sell our product without regulatory approval, which is costly, time-consuming, and uncertain
Our CyborGel® technology is a medical device that cannot be marketed or sold in the United States until we obtain the required clearances or approvals from the U.S. Food and Drug Administration (FDA), which we expect to require an Investigational Device Exemption (IDE) and successful clinical studies. The regulatory process is expensive, may take years, and may never result in approval. If we fail to obtain necessary regulatory approvals, are subject to delays, or are required to conduct additional studies, our business and financial condition would be materially and adversely affected.

Our clinical studies may not demonstrate that our product is safe and effective
The success of our business depends on generating clinical data demonstrating that our technology is safe and effective. Clinical studies are inherently uncertain, may take longer or cost more than anticipated, may fail to enroll sufficient subjects, and may produce negative or inconclusive results. A failure to demonstrate safety and efficacy would prevent us from obtaining regulatory approval and commercializing our product.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kevin Mansmann	8,437,491	Class B Common Stock	55.7%
David Hoffman	2,362,631	Class A Common Stock	40.16%
David Hoffman	5,847,807	Class B Common Stock	

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Preferred Stock, and Convertible Line of Credit Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,818,181 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 14,000,000 with a total of 3,122,006 outstanding.

Voting Rights

Holders of Class A Common Stock are entitled to one (1) vote per share on all matters submitted to a vote of the Company's shareholders. The shares of Class A Common Stock sold in this offering are subject to the voting proxy described below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

As of July 31, 2026, options to purchase 759,375 shares of Class A Common Stock were outstanding under the Company's equity incentive plan and are included in the total shares outstanding above, under which up to 2,250,000 shares are authorized for issuance. An additional 1,490,625 shares remain available for issuance under the plan and are not included in the total shares outstanding above. Other than the voting proxy described above and these reserved and convertible shares, there are no material rights associated with the Class A Common Stock.

Class B Common Stock

The amount of security authorized is 20,000,000 with a total of 14,835,678 outstanding.

Voting Rights

Holders of Class B Common Stock are entitled to ten (10) votes per share on all matters submitted to a vote of the Company's shareholders. Class B Common Stock is not being offered in this offering and is held by the Company's founder and early investors, resulting in concentrated voting control of the Company.

Material Rights

As of July 31, 2026, options to purchase 60,000 shares of Class B Common Stock remained outstanding under the Company's prior stock option plan, which expire in 2030, and are included in the total amount outstanding above.

In addition to the enhanced voting rights described above, each share of Class B Common Stock is convertible at the option of the holder, at any time, into one share of Class A Common Stock, and all outstanding shares of Class B Common Stock will automatically convert into Class A Common Stock effective upon the date specified by the vote or written consent of a

majority of the then-outstanding shares of Class B Common Stock, voting as a separate class. Other than the enhanced voting rights and conversion rights described above, there are no material rights associated with the Class B Common Stock.

In addition, any transfer of shares of Class B Common Stock is deemed an election to convert those shares into Class A Common Stock, effective immediately prior to the transfer, unless the Board of Directors determines otherwise in advance. Shares of Class B Common Stock that convert are cancelled and may not be reissued.

Preferred Stock

The amount of security authorized is 4,000,000 with a total of 0 outstanding.

Voting Rights

The Company's Board of Directors is authorized, without further stockholder approval, to issue Preferred Stock in one or more series and to fix the voting powers, designations, preferences, and relative, participating, optional, or other special rights of each series, including any dividend, liquidation, redemption, or conversion rights.

Material Rights

No shares of Preferred Stock are currently outstanding, and the Company has not adopted any Preferred Stock Designation. If the Board authorizes and issues one or more series of Preferred Stock in the future, the rights, preferences, and privileges of holders of Class A Common Stock and Class B Common Stock, including with respect to dividends, liquidation proceeds, and voting, could be materially affected.

Fully Diluted Outstanding Shares - Voting Rights

As noted above Class A common shares have one (1) vote per share, whereas Class B shares have ten (10) votes per share. On a fully diluted basis, Dr. Kevin Mansmann who owns or controls 47.0% of total Company shares controls voting interests equal to 55.7% of the Company. David Hoffman while he owns 45.7% of the Company has voting interests equal to 40.2% of the Company.

Convertible Line of Credit Note

The security will convert into Class a common stock and the terms of the Convertible Line of Credit Note are outlined below:

Amount outstanding: $0.00
Maturity Date: September 15, 2031
Interest Rate: 6.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Automatic conversion on the Maturity Date if a Qualified Financing has not occurred before that date. See material rights below

Material Rights

Unsecured line of credit for up to $200,000. No amount has been drawn. On a Qualified Financing of at least $11,000,000 or a sale of the Company before the Maturity Date, any outstanding amount is payable in cash. The conversion price is the most recent price per share issued before the Maturity Date, or, if no shares are issued before then, a price based on a $60,000,000 enterprise value.

What it means to be a minority holder

As a minority holder of Class A Common Stock of the Company, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or

by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $1,970,000.00
  Use of proceeds: Working capital, scalable production, and general corporate purposes; advanced in tranches from February 2024 through July 2026 This note, plus accrued interest of $173,901, was converted into 859,577 shares of Class A Common stock on July 31, 2026.
  Date: July 08, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 859,577
  Use of proceeds: No cash proceeds were received; these shares were issued upon conversion of the Company's outstanding convertible notes, including accrued interest through July 31, 2026. Shares issued upon conversion of the outstanding convertible notes, including accrued interest, at $2.49 per share.
  Date: July 31, 2026
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Line of Credit Note
  Final amount sold: $0.00
  Use of proceeds: No cash has been advanced. This is an unsecured line of credit for up to $200,000 issued to David F. Hoffman, a current shareholder. No amount has been drawn.
  Date: September 15, 2026
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The Company is a development-stage medical device company that has not yet generated revenue and has funded operations to date primarily through the issuance of convertible debt and the sale of common stock. As of July 31, 2026, the

Company had $100,525 of cash on hand and had incurred an operating loss of $(456,439) for the seven (7) months then ended. At that rate of spending, existing cash on hand would fund only a couple of months of operations — absent additional capital. One of the Company's primary shareholders has verbally committed to extend the Company a line of credit of up to $200,000, if required. For this reason, the Company's continued operation depends on the successful completion of this offering and/or on securing further financing. In its report for the year ended December 31, 2025 the Company's independent auditor has expressed substantial doubt about its ability to continue as a going concern as a result of its cash position and existing funding commitments The proceeds of this offering, together with anticipated additional financing, are intended to extend the Company's operating runway as it advances CyborGel® toward clinical studies; however, there is no assurance that sufficient funds will be raised or available when needed.

Foreseeable major expenses based on projections:

As a pre-clinical medical device company, the Company expects its largest expenditures to relate to advancing CyborGel® toward regulatory authorization and, ultimately, the market. The Company anticipates that the principal categories of expense will be: (1) research, development, and testing - completing design verification and validation, biocompatibility, durability/wear and other bench testing, and packaging and sterility validation; (2) regulatory and clinical costs - preparing and supporting an FDA Investigational Device Exemption (IDE) submission and conducting first-in-human clinical studies, including associated consultant, site, and study-management costs; (3) manufacturing - establishing and scaling compliant manufacturing of the hydrogel implant and the 3D-printed trabecular porous metal anchor, including reliance on specialized suppliers and contract manufacturers, and building out quality systems (FDA Quality System Regulation / ISO 13485); (4) intellectual property - prosecuting and maintaining the Company's U.S. and international patent portfolio; and (5) general and administrative costs, including personnel, professional fees, and the ongoing reporting obligations of a Regulation Crowdfunding issuer.

Future operational challenges:

The Company foresees several operational challenges as it moves from pre-clinical work toward clinical validation and commercialization. Chief among them is executing the FDA regulatory pathway - obtaining IDE approval, initiating and completing human clinical studies, enrolling sufficient subjects, and generating data demonstrating safety and effectiveness — a process that is lengthy, costly, and uncertain in outcome. The Company must also establish and maintain compliant, scalable manufacturing for a novel product that combines a synthetic hydrogel with a 3D-printed metal anchor, including sterilization and shelf-life validation, while relying on third-party and potentially sole-source suppliers and contract manufacturers. Building and maintaining a compliant quality system, and eventually driving surgeon training, clinical adoption, and third-party reimbursement, present further challenges. Finally, the Company currently relies on a small team that includes part-time and consulting members (including a part-time consulting CFO), and scaling the organization with qualified full-time personnel in engineering, regulatory, clinical, quality, and operations will be important to executing its plan.

Future challenges related to capital resources:

The Company's most significant capital-resource challenge is that developing a medical device through clinical trials and FDA authorization is capital-intensive and will require substantially more funding than the amount sought in this offering, at a time when the Company has limited cash, negative stockholders' equity, and recurring operating losses. The Company will likely need to raise additional equity or debt in the future; doing so may be difficult in a challenging financing environment, may require pricing securities below the price in this offering, and would dilute existing investors. Historically, the Company has depended in part on financing from an affiliated major shareholder, and continued reliance on insider or related-party funding presents its own limitations and potential conflicts.

Future milestones and events:

The Company anticipates several milestones and events that could materially affect it, financially or otherwise: completion of the remaining validation, packaging, and sterility work needed to support an FDA IDE submission; submission of the IDE and the FDA's response to it; initiation and completion of first-in-human clinical studies and the outcome of that data; preparation and submission of a marketing application (which the Company expects may take the form of a premarket approval (PMA) application supported by the Investigational Device Exemption(IDE) Clinical Study for CyborGel® Synthetic Cartilage Implant System) and the FDA's decision on it; retention or withdrawal of CyborGel®'s FDA Breakthrough Device Designation; the establishment of scaled, compliant manufacturing; and, if authorization is obtained, initial commercialization or licensing/partnering of the technology and the establishment of reimbursement. On the financing side, the closing of this offering, any subsequent equity or debt raises would each be significant events. Any of these milestones could be delayed, could cost more than anticipated, or could produce unfavorable results, and the timing and outcome of each is uncertain.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 31, 2026, the Company had capital resources available in the form of $100,525 of cash on hand. The Company has historically funded its operations through convertible note financings provided by a major shareholder and received additional advances of $250,000 during the first half of 2026. One of the Company's primary shareholders has committed to extend the Company a line of credit of up to $200,000, if required.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support the packaging, sterility, and validation work necessary to obtain U.S. Food and Drug Administration (FDA) Investigational Device Exemption (IDE) approval and to advance the Company's CyborGel® technology toward first-in-human clinical studies.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this offering are necessary to the viability of the Company. Of the total funds that our Company will have after closing of this offering, approximately 100% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount of $19,998.00, we anticipate the Company will be able to operate for approximately 2-3 months. This is based on a current monthly cash burn rate of approximately $65,206 for expenses related to research and development, consultants, and general and administrative costs, together with the Company's existing cash on hand.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of $4,999,997.75, we anticipate the Company will be able to operate for approximately 28 to 33 months. This is based on a projected monthly burn rate of approximately $150,000 to $200,000 as the Company expands its clinical and manufacturing activities following the offering.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company is contemplating additional future sources of capital, including potential additional line of credit financing from an existing shareholder and a planned future equity financing of approximately $20,000,000 following FDA approval of its Investigational Device Exemption. The Company is not currently conducting any concurrent offerings.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- Name of Entity: Arthro Alliance LLC
  Names of 20% owners: Kevin Mansmann
  Relationship to Company: Entity controlled by the Company's founder, Chief Executive Officer, and Chairman, Kevin Mansmann
  Nature / amount of interest in the transaction: Arthro Alliance LLC holds 1,798,380 shares of the Company's Class B Common Stock, the voting of which is effectively controlled by Dr. Mansmann.
  Material Terms: There are no material terms other than the ordinary rights of a holder of Class B Common Stock.

- Name of Person: David F. Hoffman
  Relationship to Company: Vice Chairman and holder of 20% or more of the Company's voting securities
  Nature / amount of interest in the transaction: Holder of an unsecured convertible line of credit of up to $200,000. No amount has been drawn.
  Material Terms: The note is dated September 15, 2026, bears 6% simple interest, and matures on September 15, 2031. If a Qualified Financing of at least $11,000,000 or a sale of the Company occurs before maturity, any outstanding

amount is payable in cash. If no Qualified Financing has occurred, then on the maturity date any outstanding principal and accrued interest convert automatically into Class A Common Stock. The conversion price is the most recent price per share issued before maturity, or, if no shares are issued before then, a price based on a $60,000,000 enterprise value.

Valuation

Pre-Money Valuation: $49,383,631.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock has been designated or is outstanding; (ii) all outstanding options and warrants are exercised; and (iii) 1,490,625 unissued shares reserved for issuance under a stock plan are not included in this calculation.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has a convertible line of credit that may convert into shares. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $19,998.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%
- FDA Investigational Device Clinical Pivotal Study Regulatory Approval
  91.5%
  Formae is focused on advancing its CyborGel® technology through extensive research and clinical trials to provide innovative treatment options for knee osteoarthritis.

If we raise the over allotment amount of $4,999,997.75, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%
- FDA Clinical Trial Approval
  20.0%
  Funding will support the FDA approval to start IDE PMA Clinical Trial and preparation for efficient initiation and execution of clinical trials to evaluate the safety and effectiveness of CyborGel® in treating knee pain.
- Manufacturing & Production Ramp
  12.2%
  Investment will help establish manufacturing capabilities for the production of our biomimetic solution, ensuring quality and scalability.
- Working Capital
  15.15%
  Resources will be allocated to fund day-to-day operating expenses.
- Consultants
  5.6%
  Resources will be allocated as necessary to FDA, legal, accounting and marketing consultants as necessary
- Payroll
  23.8%
  Resources will be allocated for the operating team.
- G&A
  14.75%
  Resources will be allocated the indirect overhead costs to run daily business operations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://formae.net/ (www.formae.net/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/formae

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Formae, Inc.

[See attached]

Formae Inc.

Financial Statements and Report

December 31, 2025 and 2024

Table of Contents

TESSERACT ADVISORY GROUP

Independent Auditor's Report

To Management of:
Formae Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Formae Inc., which comprise the balance sheets as of December 31, 2025 and 2024, and the related statement of income, statement of changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Formae Inc. as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Formae Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Formae Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.
• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Formae Inc.'s internal control. Accordingly, no such opinion is expressed.
• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Formae Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 9 to the financial statements, the company has incurred losses since inception and has yet to begin generating revenue. This raises substantial doubt about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

____

Tesseract Advisory Group LLC
OWINGS MILLS, MD
May 22, 2026

Formae Inc.

Balance Sheets

As of December 31, 2025 and 2024

	2025	2024
Assets		
Current Assets		
Cash and cash equivalents	$ 162,172	$ 166,171
Total Current Assets	$ 162,172	$ 166,171
Noncurrent Assets	-	-
Property, plant, and equipment, net	$ -	$ -
Total Noncurrent Assets	$ -	$ -
Total Assets	$ 162,172	$ 166,171
Liabilities & Stockholders' Equity		
Liabilities		
Current Liabilities		
Accounts payable and accrued expenses	$ 114,900	$ 31,943
Total Current Liabilities	$ 114,900	$ 31,943
Noncurrent Liabilities		
Convertible debt	$ 1,620,000	$ 1,170,000
Total Noncurrent Liabilities	$ 1,620,000	$ 1,170,000
Total Liabilities	$ 1,734,900	$ 1,201,943
Stockholders' Equity		
Preferred stock, $.001 par value, 4,000,000 shares authorized, zero shares issued and outstanding	-	-
Common stock, Class A shares, $0.001 par value, 14,000,000 shares authorized; 1,503,054 shares issued and outstanding	1,503	1,503
Common stock, Class B shares, $0.001 par value, 20,000,000 shares authorized; 14,775,678 shares issued and outstanding	14,776	14,776
Additional paid-in capital	9,899,805	9,833,949
Accumulated Deficit	(11,488,812)	(10,886,000)
Total Stockholders' Equity	$ (1,572,728)	$ (1,035,772)
Total Liabilities & Stockholders' Equity	$ 162,172	$ 166,171

See independent auditor's report. The accompanying notes are an integral part of these financial statements.

Formae Inc.

Statements of Income

For the years ended December 31, 2025 and 2024

	2025	2024
Operating Expenses		
Salaries and payroll expenses (includes noncash compensation of $xxx in 2025 and $65,856 in 2024, respectively)	$ 315,445	$ 313,395
Regulatory compliance research	9,800	315,146
Consultants	105,326	408,411
Raw materials and components	3,295	65,875
Patents and licenses	4,056	39,491
Contract manufacturing and production	13,424	37,637
Research and development	300	34,989
Office supplies and utilities	-	29,464
Legal and other professional fees and services	27,939	18,533
Advertising and promotion	7,088	9,018
Other operating expense	38,719	9,977
Total Operating Expenses	525,392	1,281,936
Operating Income (Loss)	(525,392)	(1,281,936)
Other Expense		
Investment income, interest and dividend	-	15
Interest expense	(82,956)	(31,940)
Other income	5,536	72
Total Other Expense	(77,420)	(31,853)
Net Income (Loss)	$ (602,812)	$ (1,313,789)

See independent auditor's report. The accompanying notes are an integral part of these financial statements.

Formae Inc.

Statement of Changes in Stockholders' Equity

For the years ended December 31, 2025 and 2024

	Common Stock A Shares	Common Stock A Amount	Common Stock B Shares	Common Stock B Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2023	1,503,054	$ 1,503	14,775,678	$ 14,776	$ 9,768,093	$ (9,572,211)	$ 212,161
Net income (loss)	-	-	-		-	(1,313,789)	(1,313,789)
Stock-based compensation expense	-	-	-		65,856	-	65,856
Balance at December 31, 2024	1,503,054	1,503	14,775,678	14,776	9,833,949	(10,886,000)	(1,035,772)
Net income (loss)	-	-	-		-	(602,812)	(602,812)
Stock-based compensation expense	-	-	-		65,856	-	65,856
Balance at December 31, 2025	1,503,054	$ 1,503	14,775,678	$ 14,776	$ 9,899,805	$ (11,488,812)	$ (1,572,728)

See independent auditor's report. The accompanying notes are an integral part of these financial statements.

Formae Inc.

Statements of Cash Flows

For the years ended December 31, 2025 and 2024

		2025		2024
Cash Flows				
Cash Flows From Operating Activities				
Net income (loss)	$	(602,812)	$	(1,313,789)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities				
Share based compensation		65,856		65,856
Increase (decrease) in operating liabilities, net of effects of businesses acquired				
Accounts payable and accrued liabilities		82,957		(86,810)
Net Cash Provided by (Used in) Operating Activities		(453,999)		(1,334,743)
Cash Flows from Financing Activities				
Proceeds from issuance of convertible debt		450,000		1,150,000
Net Cash Provided by (Used in) Financing Activities		450,000		1,150,000
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash		(3,999)		(184,743)
Cash, cash equivalents, and restricted cash at beginning of year		166,171		350,914
Cash, Cash Equivalents, and Restricted Cash at End of Year		162,172		166,171

Reconciliation of Cash, Cash Equivalents, and Restricted Cash				
Cash and cash equivalents	$	162,172	$	166,171

See independent auditor's report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Formae Inc.

Notes to the Financial Statements

For the years ended December 31, 2025 and 2024

1. Summary of significant accounting policies

a. Nature of operations

Formae Inc. (the Company) is a development-stage medical device company focused on the research and development of orthopedic implant devices for joint applications. The Company was incorporated in Delaware in 2006.

b. Basis of accounting

The Company's financial statements have been prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification ("ASC") of the Financial Accounting Standards Board ("FASB").

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

The Company determines fair value measurements used in its financial statements based upon the exit price, that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 - Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company's cash, current assets and liabilities are carried at cost, which approximates fair value due to the short-term nature of these instruments.

The Company does not have any assets or liabilities that require fair value measurements.

e. Concentrations of credit risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

f. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value.

g. Income taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC Topic 740, *Income Taxes*. Under the asset and liability method, deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted statutory tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company also accounts for uncertain tax positions in accordance with ASC Topic 740, *Income Taxes.* This guidance prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the Company's income tax returns. As of December 31, 2025, the Company had no uncertain tax positions which affected its financial position, its results of ope or its cash flows, and will continue to evaluate for uncertain tax positions in the future. There are no estimated interest costs or penalties provided for in the Company's financial statements for the years ended December 31, 2025 and 2024.

The provision for income taxes for the year ended December 31, 2025, and December 31, 2024 consists of the following:

	2025	2024
Net Operating Loss Carryforwards	$ 6,161,833	$ 5,030,216
Deferred Start-Up Costs	3,995,961	3,451,487
R&D Credit Carryforward	566,745	404,751
IRC 174 Amortization	1,218,930	-
Valuation Allowance	$(11,943,469)	$ (8,886,454)
Net Provision for income tax	-	-

h. Property, plant and equipment

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period. Exchange of nonmonetary assets that have commercial substance are measured based on the fair value of the assets exchanged.

In general, depreciation is the systematic and rational allocation of an asset's cost, less its residual value (if any), to the periods it benefits. The Company's property, plant and equipment is depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. Estimates of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of the Company's assets. The Company periodically reviews and adjusts, as appropriate, the residual values and useful lives of its assets.

Depreciation is provided for using the straight line method over the estimated useful lives as follows for the major classes of assets:

Medical equipment	5 - 10 years
Computer equipment	3 - 5 years
Computer software	3 - 5 years

i. Patent intangible assets

The costs of applying for patents are capitalized and amortized on a straight-line basis over the lesser of the patent's economic or legal life. Capitalized costs are expensed if patents are not granted. The company reviews the carrying value of its patents periodically to determine whether the patents have continuing value.

As of December 31, 2025 and 2024, all patent costs had been fully amortized. Amortization expense was zero for the years ended December 31, 2025 and 2024.

j. Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or circumstances indicate that the carrying value of such assets may not be fully recoverable. Impairment is present when the sum of undiscounted estimated future cash flows expected to result from use of the assets is less than carrying value. If impairment is present, the carrying value of the impaired asset is reduced to its fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets. During the years ended December 31, 2025 and 2024, there were no impairment losses recognized for long-lived assets.

k. Advertising expenses

Advertising and promotional costs are expensed as incurred.

l. Stock-based compensation

The Company recognizes expense for stock-based compensation in accordance with ASC Topic 718, *Stock- Based Compensation.* ASC 718 addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. ASC 718 requires the Company measures all stock options and other stock-based awards granted to employees based on the fair value on the date of the grant and recognizes compensation expense of those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award, and is calculated using the Black-Scholes option-pricing model. Generally, the Company issues stock options to employees with only service-based vesting conditions and records the expense for these awards using the straight-line method.

In consideration of the fair value of the underlying stock when the Company granted options, the Company will consider several factors including the fair values established by market transactions. Stock option-based compensation includes significant estimates and judgments of when stock options might be exercised, forfeiture rates and stock price volatility. The timing of option exercises is out of the Company's control and depends upon a number of factors including the Company's market value and the financial objectives of the option holders. These estimates can have a material impact on the stock compensation expense but will have no impact on the cash flows. The estimation of share-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from original estimates, such amounts are recorded as a cumulative adjustment in the period the estimates are revised.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. The Company is a private company and lacks company-specific historical and implied volatility information. The Company estimated expected stock price volatility of 50%, which was derived based on the historical volatilities of comparable publicly traded technology and healthcare companies, as management believes this rate appropriately reflects the Company's early-stage status and the high degree of uncertainty inherent in its industry. The expected term of stock options granted to nonemployees is between 1 and 4 years. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.

m. Research and development expenses

Research and development expenses consist primarily of costs incurred for engineering and design services, prototype fabrication and testing, professional and consulting fees, and other direct costs related to the development of the Company's orthopedic implant devices.

n. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Property, plant and equipment

The historical costs of the Company's property, plant and equipment and related accumulated depreciation balances are as follows:

		2025		2024
Machinery and equipment	$	59,668	$	59,668
Computer software		13,475		13,475
Total Cost		73,143		73,143
Total Accumulated Depreciation		(73,143)		(73,143)
Property, plant and equipment, net	$	-	$	-

3. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consist of the following:

		2025		2024
Trade accounts payable	$	1	$	3
Accrued interest on convertible notes		114,899		31,940
Total	$	114,900	$	31,943

4. Convertible debt

The Company has entered into convertible debt agreements with shareholders. Under the Agreement dated July 8, 2024 (amended July 8, 2025) all unpaid principal, together with any accrued but unpaid interest, will convert into Class A Common Stock of the Company on the Maturity Date of July 8, 2029, at the Conversion Price. The Conversion Price Per Share will be equal to the most recent price per share issued by the Company prior to the Maturity Date, and if no shares are issued between the date the Agreement was signed and the Maturity Date the Conversion Price will be determined based upon a Company enterprise value of $60 million.

If prior to the Maturity Date either

1. an Event of Default occurs, as defined in the Agreement, and the shareholder declares all amounts due and payable;
2. a Qualified Financing occurs (as defined below); or
3. a Sales Transaction occurs (as defined below);

All principal and accrued interest under the convertible debt agreement will become immediately due and payable.

"Qualified Financing" means an equity financing or series of related equity financings that result in aggregate gross proceeds to the Company of at least $11 million (including amounts received upon the conversion of any indebtedness), on or before the Maturity Date.

"Sales Transaction" means (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any merger, consolidation or other form of reorganization in which outstanding shares of the Company are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring entity or its subsidiary), unless the Company's stockholders of record as constituted immediately prior to such transaction or series of related transactions (the "Existing Stockholders") will, immediately after such transaction or series of related transactions hold at least a majority of the voting power of the surviving or acquiring entity or (ii) a sale, license or other disposition of all or substantially all of the assets of the Company.

A summary of the Company's convertible debt obligations is provided in the table below:

	2025	2024
Convertible note executed on July 8, 2024 (amended July 8, 2025), interest at 6% per annum, maturity date of July 8, 2029	$ 1,600,000	$ 1,150,000
Convertible note with no stated interest or maturity date	20,000	20,000
Total convertible debt	$ 1,620,000	$ 1,170,000

5. Stockholders' equity

The Company is authorized to issue: 34,000,000 shares of common stock, $0.001 par value per share (the "Common Stock"), of which 14,000,000 shares are designated as Class A Common Stock, $0.001 par value per share (the "Class A Common Stock"), and 20,000,000 shares are designated as Class B Common Stock, $0.001 par value per share (the "Class B Common Stock"); and 4,000,000 shares of preferred stock, $0.001 par value per share (the "Preferred Stock").

On July 8, 2024 the Company effected a 3-for-1 stock split of its common stock. As a result, each share of common stock outstanding was split into three shares, the par value of each share remained the same at $.001. All share and per-share data for prior periods have been adjusted retroactively to reflect the stock split. The stock split did not affect the total amount of stockholders' equity.

As of December 31, 2025 and 2024, 1,503,054 shares of Class A Common Stock were issued and outstanding. As of December 31, 2025 and 2024, 14,775,678 shares of Class B Common Stock were issued and outstanding. No shares of Preferred Stock have been issued.

Each share of Class A Common Stock is entitled to one (1) vote at all shareholder meetings of, whereas each share of Class B Common Stock is entitled to ten (10) votes at all shareholder meetings.

6. Stock options

Under the Company's Stock Option Plan, as amended, the Company is authorized to issue grants for up to 2,250,000 common shares. As of both December 31, 2025, and 2024, options for 255,625 shares of Class A common shares have been issued under the Plan with vesting periods ranging from 12 – 48 months. Under the previous Plan grants were issued for Class B common shares. There are still grants outstanding for 82,500 shares under this Plan of which 22,500 expire in 2026 and 60,000 in 2030. No options have been exercised under these Plans.

A summary of the activity under the Company's Stock Option Plan for the years ended December 31, 2025 and 2024 are as follows:

	Options	Weighted Average Exercise Price ($)	Weighted Average Contractual Life (In Years)
Outstanding as of December 31, 2023	255,625	5.69	8.16
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Outstanding as of December 31, 2024	255,625	5.69	7.16

	Options	Weighted Average Exercise Price ($)	Weighted Average Contractual Life (In Years)
Outstanding as of December 31, 2024	255,625	5.69	7.16
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Outstanding as of December 31, 2025	255,625	5.69	6.16

The Company has estimated the fair value of all stock option awards as of the date of grant by applying the Black- Scholes option-pricing model. The weighted average assumptions used in determining the fair value of options granted are as follows:

Risk-free interest rate	2.97%
Expected life	10 years
Expected volatility	50%
Expected dividend yield	0%

For the years ended December 31, 2025 and 2024, the Company recognized share-based compensation expense of $65,856 and $65,856, respectively.

7. Related party transactions

A major shareholder owning approximately 45% of the shares of the Company (40% of the voting interest) also holds a convertible note, including accrued interest, from the Company in the amount of $1,714,896 which is convertible into an additional 3% of Company Class A common shares (additional 0.3% voting interest).

8. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development-stage medical device company and has incurred recurring losses from operations since inception. The Company has funded its operations primarily through the issuance of convertible debt and the sale of common stock. The Company has incurred operating losses of $525,392 and $1,281,936 during the years ended December 31, 2025, and 2024, respectively. As of December 31, 2025, the Company has an accumulated deficit, incurred since inception in 2006, of $11,488,812 and cash on hand of $162,172.

Management has taken steps to address these conditions. During 2026, management plans to seek additional funding from third party and/or existing investors. The Company believes that additional funds necessary to carry on existing development activities can be obtained. However, no assurance can be given that additional funding will be obtained.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

10. Subsequent events

Management evaluated all activity of the Company through May 22, 2026 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Invest in FORMAE, INC.

A ProActive Approach to Knee OsteoArthritis

Many of the estimated 20 million Americans with knee osteoarthritis live with pain that is not yet severe enough for a total knee replacement, but goes beyond what conservative measures can adequately treat. CyborGel® is a Novel Hydrogel Synthetic Cartilage designed to treat early the cause of pain for people living with knee OA.

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


CyborGel®
The Biomimetic Solution
A ProActive Approach to Knee OsteoArthritis
CyborGel® Synthetic Cartilage Implant System has not yet been proven in human clinical trials.

Get Equity
$2.75 Per Share

MIN INVEST	VALUATION
$497.75	$49.38M

REASONS TO INVEST

CyborGel® is a Novel Hydrogel Synthetic Cartilage:

Designed to arthroscopically resurface cartilage defects in Knee OA early in the disease process, while preserving the remaining healthy joint, targeting pain relief and the potential prevention of progression of knee OA, with potential for "Walk Away" recovery. Our bodies are composed of natural hydrogels and CyborGel® is a synthetic hydrogel that mimics our natural joint cartilage.

Independent Preclinical Testing:

Using protocols reviewed by the FDA, CyborGel® has successfully completed Animal Studies, Wear Testing, Failure Mode Testing and comprehensive Bio-compatability testing in independent accredited labs. CyborGel® has also received FDA "Breakthrough Device Designation". Formae is now focused on completing the remaining independent testing necessary to support FDA authorization to initiate human clinical trials.

Market Opportunity:

Millions of Americans live with knee OA pain, yet many spend years suffering with pain before a total knee replacement becomes the only option. CyborGel®, a joint resurfacing system, represents a potential $3.5B Market, for the first potential product to treat early Knee OA. The Market Potential increases to $8.5B-$20B with additional products for more advanced knee OA and other joints.

By becoming an investor, you'll own a part of this journey and help support the next stage of Formae's growth, funding a potential solution to an unmet medical need.

CyborGel® is not FDA approved or cleared, is not available for sale, and human safety and effectiveness have not been established. This is a speculative, illiquid investment, and investors may lose their entire investment.

TEAM



Kevin A. Mansmann, M.D. (Full Time) • CEO, Chief Medical Officer, Chairman of the Board

An orthopedic surgeon specializing in Arthroscopy and Total Joint Replacement, Dr. Mansmann completed the Harvard Combined Orthopaedic Residency, with a Fellowship at Harvard in Total Joint Replacements and served as a U.S. Ski Team physician for 15 years. He has spent more than 25 years researching treatment approaches for early OA and has led Formae toward clinical hydrogels since its founding.

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Avram Allan Edidin (Part Time) • Consulting Chief Operating Officer

A medical device executive with experience taking technologies from product development through clinical research, regulatory approval, and commercialization. His career includes senior leadership roles across orthopedic, spine, cardiac, and minimally invasive medical devices, including VP R&D Kyphon the 5 years up to Medtronic's $4.2B acquisition.

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Thomas Coffey (Part Time) • Chief Financial Officer

A longtime finance executive whose career includes serving as a KPMG Partner and Vice President of Finance for a $2 billion global technology services division at Unisys. He has also provided CFO services to middle-market companies for nearly three decades.

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David F. Hoffman (Part Time) • Vice Chairman

Recently retired as Chairman Brandywine Global during with assets under management grown from $7B to $64B. He has been an Investor in Three Rounds. His goal is to support Formae's solution being accepted by the world. He has institutional investment management experience over 50 years. He spends his time as a private investor, both Public and Venture.

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Paul Wayne Ainscough MBA, FCMA, CGMA (Part Time) • Non-Executive Board Member

Wayne is a finance executive with extensive international experience in the UK, US, Swiss, and start-up organizations. He currently serves as a board member at Formae and has previously been a board member and consulting CFO at Rock Deformation Research. Wayne's career spans the bio-pharmaceutical, specialist engineering, aerospace, and defense sectors, where he has successfully acquired, consolidated, and grown businesses. He has a strong grasp of world-class manufacturing processes within multi-site international organizations.

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Stephen M. Howell, M.D. • Scientific Review Board

Dr. Howell is a board-certified orthopedic surgeon with 38 years of clinical and research experience, specializing in total knee arthroplasty (TKA), ACL reconstruction, and meniscal surgery. Practicing in Sacramento and Lodi, he joined Adventist Health Lodi Memorial with a distinguished career in developing innovative surgical techniques like kinematic alignment for total knee replacement.

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Steven Kurtz (Part Time) • Board Member

Dr. Steve Kurtz is a seasoned expert in biomedical engineering, currently serving as Principal of Gyroid, LLC, and as Director of the Implant Research Core and part-time Research Professor at Drexel University's School of Biomedical Engineering, Science, and Health Systems. Formerly a Principal at Exponent, Inc., Dr. Kurtz specializes in the additive manufacturing of medical devices, focusing on orthopedic, spine, and trauma implants. With 27 years of experience, Dr. Kurtz's combines analytical, experimental, and clinical approaches in evaluating medical technologies. Dr. Kurtz is also the founder and CEO of Gyroid LLC, a scientific and technical consulting startup.

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Nicholas DiNubile, M.D. • Scientific Review Board

Dr. Nicholas DiNubile is a Board Certified orthopedic surgeon with over 35 years of clinical experience in cartilage knee joint restoration and arthroscopy. Dr. DiNubile has advised two U.S. Presidents on health policy and has been a team physician for the Philadelphia 76ers. Recognized in "Best Doctors in America" and "Guide to America's Top Surgeons," he is also a best-selling author of the FrameWork series and the Executive Producer and host of the award-winning PBS special, Your Body's FrameWork.

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Michael McCormick (Part Time) • Board Member

A seasoned executive with over 30 years of experience in the medical device industry. He is currently the President and CEO of Nuwellis, Inc. Previously, he served as President and CEO of Osprey Medical, Inc., Anulex Technologies, Inc., and President of Centerpulse Spine-Tech, which was acquired by Zimmer for $3.2 billion.

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Richard McCorry (Part Time) • Board Member



Global Operating Executive with extensive experience in industrial standards, regulations, and requirements. He has held leadership roles such as President of SSI Sintered Specialties, Production Spring, and H.C. Starck, Inc., as well as Global CEO of GKN Sinter Metals.
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Michael Simpson (Part Time) • Director
Michael P. Simpson is a seasoned executive with a strong background in the orthopedics industry. He has served as President and CEO of Knee Creations, LLC (acquired by Zimmer) and as President of Small Bone Innovations, LLC (acquired by Stryker).
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Guided by Industry Leaders & Their Successful Exits
David Hoffman (Vice Chair)
50 years institutional management. Retired Chairman Brandywine Global (AUM grew up from $7B to >$60B).
Michael McCormick
Former Pres/CEO Centerpulse (acquired by Zimmer for $3.2B). Boston Scientific & Baxter leadership.
Michael Simpson
Former Pres/CEO Knee Creations (acq. Zimmer) & Small Bone Innovations (acq. Stryker).
Steven Kurtz
Principal Gyroid LLC, Drexel Research Prof. Former Exponent Principal. 27 years additive manufacturing expertise.
Richard McCorry
Global CEO GKN Sinter Metals. 19 years P&L success across 30 countries in industrial/medical manufacturing.
Wayne Ainscough
Biopharma/aerospace M&A expert. Harvard Business School Finance Excellence.
Past success does not guarantee future success.

Prior Successes do not guarantee future results.

Orthopedic Medical Devices | Michael Simpson & Michael McCormick

Former CEOs of orthopedic device companies that were acquired by Zimmer and Stryker, bringing direct experience building and commercializing companies in Formae's target industry, including Zimmer acquisition of Centerpulse for $3.2B.

Medical Device Manufacturing | Richard McCorry

Former Global CEO of GKN Sinter Metals, with experience leading a global advanced manufacturing organization.

Orthopedic Biomaterials | Steven Kurtz, PhD

Principal at Gyroid LLC and Research Professor at Drexel University, with 27 years of experience in orthopaedic biomaterials and additive manufacturing. Editor Journal of Arthroplasty and Member International ASTM committee Total Joint Replacement Materials.

Capital Markets & Finance | David Hoffman & Wayne Ainscough

Hoffman, Formae's Vice Chairman and retired Chairman of Brandywine Global, brings 50 years of institutional investment management experience. Ainscough brings international finance experience spanning biopharma, aerospace, and defense.

Orthopaedic Arthroscopy & Arthroplasty | Stephen M. Howell, MD & Nicholas DiNubile, MD

Orthopaedic Key Opinion Leaders; Track record of innovative ideas with significant Market Penetration; research experience encompassing Kinematic Aligned Total Knee Replacements and Arthroscopy with over 70-year combined clinical experience practicing orthopaedic surgery.

THE PITCH

Millions of Americans live with knee pain caused by progressive osteoarthritis, and many of those patients face an unmet medical need. They are not yet candidates for total knee replacement, while existing conservative treatment options do not provide sufficient relief from pain.


20 Million Patients in USA Trapped In Knee OsteoArthritis (OA) Treatment Gap
1M
Annual USA diagnoses of Knee Osteoarthritis
~20 M
Americans currently living with knee OA
1M
Annual Total Knee Replaceme nts in USA

CyborGel® Synthetic Cartilage Implant System has not yet been proven in human clinical trials.


Treatment Goals
PAIN RELIEF
MINIMALLY INVASIVE
JOINT SPARING
"WALK AWAY" RECOVERY
The CyborGel® Synthetic Cartilage Implant System

CyborGel® Synthetic Cartilage Implant System has not yet been proven in human clinical trials.

Knee OsteoArthritis (OA) affects approximately 375 million adults worldwide, with about 31 million new diagnoses each year. As the condition progresses, many patients eventually undergo total knee replacement surgery.


Synthetic Cartilage Designed to

Treat Early the Cause of Knee OA Progression & Pain

Formae has developed CyborGel®, as an early intervention treatment for progressive knee osteoarthritis. The minimally invasive, potentially arthroscopic procedure, has the goals of solving knee pain, potential "walk-away" recovery, preserving the natural joint, and stopping the progression of knee OA.

THE PROBLEM

Unmet Medical Need & Treatment Gap

Knee OA is a painful, debilitating, progressive condition affecting an estimated 20 million Americans, with roughly 1 million new U.S. diagnoses each year. Treatment often begins with physical therapy, bracing, injections, and medication to manage symptoms. When the pain is severe enough and the patient old enough, the only treatment is total knee replacement, with roughly 1 million procedures performed each year in the United States.



20 Million Patients in USA Trapped In Knee OsteoArthritis (OA) Treatment Gap
UnMet Medical Need
1M New OA/Year
Annual USA diagnoses of Knee Osteoarthritis
20M Live with Knee OA
Americans currently living with knee OA
1M TKR/Year
Annual Total Knee Replacements in USA

Many, not all, of the estimated 20 million Americans with knee osteoarthritis are in this treatment gap.

Conservative treatments help manage pain and other symptoms to some extent, but they don't replace damaged cartilage or prevent the structural progression of OA.

Osteoarthritis Is a Progressive Disease

As knee OA progresses, cartilage damage increases from small, localized areas to larger more widespread loss across the joint.



Progression of Knee Osteoarthritis

Normal Knee

Healthy cartilage allows smooth, near-frictionless movement between bones.

Early Knee OA

Small areas of cartilage wear away, exposing bone underneath. Everyday activity becomes increasingly painful.

More Advanced OA

Cartilage loss becomes more widespread, potentially leading to bone-on-bone contact and, for some patients, total knee replacement.

OUR SOLUTION

CyborGel® - Engineered to Address the Treatment Gap

Formae developed the CyborGel® Synthetic Cartilage Implant System for patients with pain from knee osteoarthritis who are not yet candidates for total knee replacement. Rather than replacing the entire joint, CyborGel® is designed with the goals of relieving pain, preserving the surrounding natural knee, and stopping OA progression, with potential 'Walk Away' recovery.


CyborGel® Resurfacing Cartilage Defects
Goal to Relieve Pain & Stop
OsteoArthritis (OA) Progression
Treatment Goals
Pain Relief
"Walk Away" Recovery
Joint Preservation
CyborGel®
Joint Cartilage Performance
Trabecular Porous Metal™
Bone Healing Fixation

Joint-cartilage performance and bone-healing fixation have not been established in humans.

1 **Press-Fit Procedure**

Minimally invasive installation designed to preserve maximum natural joint tissue.

2 **Adjustable Alignment**

Surgeons achieved fine-tunable installation, optimizing CyborGel® load-sharing alignment with surrounding natural cartilage.

3 **Reproducible Technique**

Designed for rapid surgeon adoption with highly predictable, repeatable mechanics.

The implant is designed for placement through a minimally invasive, potentially arthroscopic, press-fit procedure that preserves healthy surrounding tissue and allows the surgeon to fine-tune its alignment with the patient's natural cartilage during resurfacing. The device and procedure have been developed as a precise, reproducible technique, with an aligned load-sharing natural joint integration.

Recovery time and other clinical outcomes have not yet been established in human trials.

How CyborGel® and Trabecular Porous Metal™ Work Together


Many of the 20 Million Americans afflicted with Early Knee Osteoarthritis are stuck in the Treatment Gap
CyborGel®

Favorable bench testing results on a knee simulator do not guarantee favorable performance in patients.


How It Works
The Pure Hydrogel Bearing Surface
mimics the cushioning properties of natural cartilage, helping reduce painful friction where cartilage has worn away.
The porous titanium anchor
supports natural bone ingrowth, permanently securing the implant in place over time without relying on bone cement.

Image is a computer-generated demo version. Product has not been FDA approved or cleared. Bone ingrowth was shown in animals at 12 weeks and increased at 52 weeks.

- **CyborGel® is a hydrogel:** a biomimetic material engineered with properties that closely align with natural hyaline cartilage, also a hydrogel, including its low-friction surface and cushioning characteristics. Our bodies are composed of natural hydrogels and CyborGel® is a synthetic hydrogel that mimics our natural joint cartilage. Our bodies function like a collection of natural hydrogels.
- **Trabecular Porous Metal™ anchor:** a biomimetic 3D-printed titanium structure designed to mimic the porous architecture of natural bone to support bone ingrowth fixation & securely contain CyborGel®.

What Independent Testing Has Verified

CyborGel® has undergone independent bench and animal testing to evaluate its biocompatibility, durability, wear resistance, bone integration, and surgical implantation:

- **Biocompatibility:** In comprehensive independent Biocompatibility testing by NAMSA, it was determined "the risk of an adverse effect from Cartilage Gel Plug is negligible."
- **Durability:** In independent testing by Exponent, CyborGel® completed 10 million simulated knee cycles, representing about 10 years of natural use, with no progressive wear observed.
- **Comparative wear resistance:** CyborGel® is wear resistant with independent testing by Exponent measuring wear rates below those of the conventional plastic, ultra-high-molecular-weight polyethylene, used in total knee replacement implants.
- **Failure Mode Analysis:** Independent testing by Exponent also measured wear under adverse failure mode conditions against raw bone, which "did not demonstrate functional or mechanical failure" at 5 million cycles.
- **Knee Joint Integration:** An independent 1 year animal Pivotal study at Colorado State University, demonstrated the implant "produces high quality integration between the device and surrounding native bone, and provides a cartilage bearing surface capable of remaining in the joint space for a minimum of 52 weeks without demonstrating wear."
- **Surgeon Adoptability:** In a Surgical Technique Usability Study, Formae educated independent Board Certified Orthopaedic Surgeons, who each demonstrated precise, reproducible, and fine-tunable implantations. "After completion of the study, Participant Surgeon S1542 summarized the surgeon's experience with the CyborGel Synthetic Cartilage Implant System. "We all thought it was Great!""*

Last Independent Tests before FDA Authorization to start Human Clinical Trials

- **Packaging, Sterility & Shelf-life Validation:** Formae is currently producing the 400 necessary devices to complete this FDA requested validation.

*These results reflect surgeon, bench and animal preclinical testing. CyborGel®'s safety and effectiveness in humans have not been established, and favorable preclinical results do not guarantee favorable results in human clinical studies. *This testimonial may not be representative of the experience of others and is not a guarantee of future performance or success.*

Bridging the Gap from FDA Preclinical Testing to Human Studies

Once Formae completes the open items for FDA authorization for the human clinical trial, the next major stage is clinical validation: studying CyborGel® in its intended patient population to evaluate its safety and effectiveness in humans.



Last FDA Milestone to Clinical Study
Packaging, Sterility & Shelf-life
Validation
Completed Traction. Definitive independent GLP animal studies (CSU).
Preclinical production milestones.
To Do:
· Packaging
· Sterility
· Shelf-Life


Independent GLP laboratory studies (Exponent).
FDA Breakthrough Device Designation.
Targeted Goal: FDA approval to Start IDE Clinical Study

Formae has already submitted its Investigational Device Exemption (IDE) Application to the FDA. The company is now proceeding with the packaging, sterility, and shelf-life validation work requested by the FDA as part of follow-up IDE amendments. These amendments require substantially less testing than the original IDE submission. With successful validation, FDA authorization would allow Formae to begin its planned pivotal human clinical study.

There is no assurance that the remaining work will be completed on the anticipated timeline or that the FDA will approve the clinical study.

MARKET OPPORTUNITY

Formae's first CyborGel® product is designed for patients with early cartilage damage, giving the company an entry point into the broader knee osteoarthritis market. From there, Formae plans to develop additional CyborGel® configurations for more advanced knee conditions and potential applications in other synovial joints.


USA Potential Market Size
$3.5B
Beachhead Market
Early knee osteoarthritis and the initial CyborGel® implant.
$8.5B
Phase 2 Expansion
Additional CyborGel® configurations designed for more advanced knee conditions.
$20B+
Future Platform
Potential applications of the core technology in other synovial joints, including the shoulder, hip, elbow, wrist, ankle, fingers, and toes.

These figures are Formae's internal estimates based on third-party market research and are not independently verified. Expansion beyond the beachhead market depends on results not yet obtained, including human clinical data and additional regulatory authorizations. The $20 billion-plus figure is Formae's estimate for the multi-joint platform, including the knee, which is the largest part.

SURGEON ALIGNED COMMERCIALIZATION

Once CyborGel® receives FDA Pre-Market Approval, Formae plans to execute a staged surgeon-adoption strategy to build its position in the orthopedic osteoarthritis market. Formae will build adoption in stages, beginning with experienced knee arthroscopy surgeons and expanding from there.


CyborGel® Joint Resurfacing Commercialization Strategy
Pending Clinical Trial Authorization, Successful IDE Completion & Pre-Market Approval
Early Knee OA 1st Product
Market Launch
More Advanced OA Knee Product Offerings
Expand to All Synovial Joints Future Platforms


Hi Volume
Early-Adopter
Surgeons
Build
Regional
Adoption
Increase
Education
Attract & Educate
Joint Sub-Specialist
Surgeons
Surgeon-Aligned Model integrates into high-volume Arthroscopy workflows, driving adoption.

This commercialization plan is forward-looking and depends on FDA PMA approval, which has not yet been obtained. There is no assurance that CyborGel® will be authorized or that this plan will be executed as described.

PROGRESS TO DATE


Accelerating Traction
25+ years of research and 10 years of development,
with the nascence of 3-D printing Titanium the past decade has focused specifically on CyborGel® coupled with Trabecular Porous Metal™ development
$10M+ invested in R&D to date
Grants, Angels Series A funds 3 Ph.D. students' R&D to Product Development
Comprehensive Independent Preclinical Testing
CSU, Exponent, NAMSA
CyborGel®
FDA Breakthrough Device Designation
CyborGel®
The Biomimetic Solution

Image is a computer-generated demo version. Product has not been FDA approved or cleared

USE OF OFFERING PROCEEDS


Use of Funds
FDA Clearance & Prep for Human Trials
8.5%
StartEngine Platform Fees
5.6%
Consultants
14.75
General & Administrative
15.15
Working Capital
23.8%
Payroll
20%
FDA ClinicalTrial Program
12.2%
Manufacturing & Production Ramp
23.8%
20%
12.2%
15.5
14.75
CyborGel®

These allocations reflect Formae's current plans and may change. Management retains discretion to reallocate proceeds based on the Company's needs and the amount raised.

Formae is offering up to $5 million in Class A Common Stock to support the next stage of CyborGel® FDA approval. Proceeds are intended to complete the remaining FDA requested testing, to support the IDE submission process and advance CyborGel® into human clinical studies.

Allocations may change, and management retains discretion to reallocate proceeds based on company needs.

WHY INVEST

Millions of Americans live with knee pain, yet many spend years suffering with pain before a total knee replacement becomes the only option. CyborGel® has been developed to give those patients another path.


CyborGel® Joint Resurfacing for Knee OA
Potential Pain Relief, Joint Preservation & "Walk Away Recovery"
1M
Annual USA diagnoses of Knee Osteoarthritis
~20 M
Americans currently living with knee OA
1M
Annual Total Knee Replacements in USA

CyborGel® is not FDA approved or cleared, is not available for sale, and human safety and effectiveness have not been established. This is a speculative, illiquid investment, and investors may lose their entire investment.

After more than 25 years of research and discovery, with 16 years optimizing CyborGel®, it has received FDA Breakthrough Device Designation, demonstrated successful independent Pivotal Animal Study, independent wear, failure mode analysis without failure and comprehensive Biocompatibility testing. More than $10 million has already been invested to help bring the technology to this stage.

Today, Formae is preparing for FDA authorization to start human clinical trials, to ultimately bring CyborGel® to market. By becoming an investor, you'll own a part of that journey and help support the next stage of the company's growth.


Help Formae Bridge the Knee OA Treatment Gap
CyborGel®
The Biomimetic Solution

Image is computer-generated. Product has not been FDA approved or cleared for human use.

Invest & Join Formae to advance CyborGel® toward FDA human clinical trials.

CyborGel® is an investigational device that has not been approved or cleared by the FDA and is not available for sale. Statements about future trials, commercialization, and growth are forward-looking and may not be achieved.

FDA Breakthrough Device Designation is not FDA approval. It provides priority through the FDA review process, but does not guarantee response times, that CyborGel® will ultimately be cleared or approved, or commercial success.

Statements in this document reflect Formae's current plans and expectations only. They are forward-looking, subject to significant risks and uncertainties, and actual results may differ materially. Formae does not undertake any obligation to update these statements.

A crowdfunding investment involves significant risk, including the risk of losing your entire investment. Please review the full Risk Factors section of Formae's Form C and Offering Memorandum before investing.

ABOUT

HEADQUARTERS

501 Conestoga Road
Villanova, PA 19085

WEBSITE

View Site

Many of the estimated 20 million Americans with knee osteoarthritis live with pain that is not yet severe enough for a total knee replacement, but goes beyond what conservative measures can adequately treat. CyborGel® is a Novel Hydrogel Synthetic Cartilage designed to treat early the cause of pain for people living with knee OA.

TERMS

Formae

Overview

PRICE PER SHARE
$2.75

VALUATION
$49.38M

DEADLINE
Jan. 12, 2027 at 2:59 AM EST

FUNDING GOAL
$20K - $5M

Breakdown

MIN INVESTMENT
$497.75

OFFERING TYPE
Equity

MAX INVESTMENT
$4,999,997.75

SHARES OFFERED
Class A Common Stock

MIN NUMBER OF SHARES OFFERED
7,272

MAX NUMBER OF SHARES OFFERED
1,818,181

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Financials

Risks

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

00:00 - 00:17: Cyber Gel addresses a problem that's seen every day by orthopedic surgeons. I'mKevin Mansman, a board-certified orthopedic surgeon. I did my orthopedics at the Harvard combined orthopedics residency program. I was the US ski team physician for 15 years.

00:17 - 00:34: Osteoarthritis knee pain is a progressive disease that requires moderation of symptoms until it progresses to the point with the standard of care that the patient is old enough and the pain is bad enough to justify a total knee replacement. Basically, there's no treatment that will prevent the progression and truly alleviate the pain satisfactorily.

00:34 - 01:01: This is a huge problem. 20 million Americans live with knee osteoarthritis, and about 900,000 to 1M total knee are replaced a year. And what we're focused on is an earlier treatment option in the disease process before it gets so bad and the patient so old that they require a total knee replacement.

01:01 - 01:22: Cyber Gel is as a minimally invasive procedure with the potential to be done arthroscopically to resurface focal cartilage defects in a painful knee early in the disease process. It's basically a minimally invasive treatment option with walk-away recovery that preserves the joint.

01:22 - 01:39: Most important to me is the wear testing where we basically use a knee simulator. The FDA wanted 5 million cycles, we took it to 10 million cycles. After it broke in there was no progressive wear.

01:39 - 02:04: The FDA has designated Cyber Gel as a breakthrough device, which gives it priority through the FDA process in terms of timing of response. Our goal is to bring CyborGel, get approval from FDA for clinical studies, perform a successful clinical study, and do a market launch for this product.

02:04 - 02:28: This funding is primarily to get approval for the clinical study and the initial stages of the clinical study. We would then begin the development of the additional knee products and also simple application of the first product to other joints like the shoulder, thumb, or toe, so we can expand into all different markets. We estimate that that would be upwards of $20 billion.

02:28 - 02:50: I can honestly say that I believe this system, the Cyber Gel system with a trabecular porous metal titanium anchor, has the potential to change orthopedics. Join us. Learn more, review the full offering. We believe this is a revolutionary opportunity for you to get involved.

Animation Video:

Many of the 20 million Americans afflicted with early knee osteoarthritis are stuck in the treatment gap.

CyborGel Implant System resurfaces damaged cartilage utilizing press-fit delivery for potential walk-away recovery.

In animal studies, bone ingrowth naturally secures TPM anchor while durable hydrogel aims to prevent painful bone-on-bone contact.

10 million walking cycles completed without progressive wear (about 10 years of average walking).

CyborGel. Bridging the clinical gap for early knee osteoarthritis.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:08 PM 07/11/2024
FILED 03:08 PM 07/11/2024
SR 20243116979 - File Number 3909542

CERTIFICATE OF AMENDMENT
TO THE
SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
FORMAE, INC.

Formae, Inc., a corporation organized and existing under and by virtue of the Delaware General Corporation Law, DOES HEREBY CERTIFY:

1. That the Board of Directors of Formae, Inc. in accordance with Section 141 of the Delaware General Corporation Law, duly adopted a proposed amendment of the Second Amended and Restated Certificate of Incorporation of said Corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution, adopted by the unanimous consent of the Board of Directors setting forth the proposed amendment is as follows:

RESOLVED, that the Board of Directors hereby approves a 3 for 1 Stock Split of each of the Corporation's Common Stock (the "Stock Split"); and

FURTHER RESOLVED, that, in order to accommodate the Stock Split and to have a sufficient reserve of shares of Class B Common Stock for further issuance, the following Amendment to the Corporation's Second Amended and Restated Certificate of Incorporation be and hereby is approved:

FOURTH: The Corporation shall be authorized to issue: (1) thirty-four million (34,000,000) shares of common stock, $0.001 par value per share (the "Common Stock"), of which fourteen million (14,000,000) shares are designated as Class A Common Stock, $0.001 par value per share (the "Class A Common Stock"), and twenty million (20,000,000) shares are designated as Class B Common Stock, $0.001 par value per share (the "Class B Common Stock"); and (2) four million (4,000,000) shares of preferred stock, $0.001 par value per share (the "Preferred Stock").

2. That thereafter, the stockholders of Formae, Inc. in accordance with Section 228 of the Delaware General Corporation Law, adopted the amendment by majority consent.

3. That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said HDI Seller Holdings, Inc. has caused this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer this 8th day July, 2024.

Formae, Inc.

DocuSigned by:

By: Kevin Mansmann

85D208D5673E4F4...

Name: Kevin Mansmann

Title: CEO

...62-46CA-89B3-8BE72836C7BB
State of Delaware
Secretary of State
Division of Corporations
Delivered 11:10 AM 11/29/2021
FILED 11:10 AM 11/29/2021
SR 20213908826 - File Number 3909542

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF FORMAE, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Formae, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Formae, Inc. The corporation was originally incorporated pursuant to the General Corporation Law on November 1, 2006 under the name Formae, Inc. An Amended and Restated Certificate of Incorporation was filed on April 15, 2011 (as amended from time to time, the "Original Certificate").

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Original Certificate of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Original Certificate of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Formae, Inc. (the "Corporation").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The Corporation shall be authorized to issue: (1) nineteen million ten thousand two hundred and twenty-six (19,010,226) shares of common stock, $0.001 par value per share (the "Common Stock"), of which fourteen million (14,000,000) shares are designated as Class A Common Stock, $0.001 par value per share (the "Class A Common Stock"), with the rights, preferences, restrictions and other applicable provisions stated below in subpart (A) of this Article Fourth and five million ten thousand two hundred and twenty-six (5,010,226) shares are designated as Class B Common Stock, $0.001 par value per share (the "Class B Common Stock"), with the rights, preferences, restrictions and other applicable provisions stated below in subpart (B) of this Article Fourth; and (2) four million (4,000,000) shares of preferred stock, $0.001 par value per share (the "Preferred Stock"), with the rights, preferences, restrictions and other applicable provisions stated below in subpart (C) of this Article Fourth.

Upon the effective time (the "Effective Time") of the filing of this Second Amended and Restated Certificate of Incorporation (the "Restated Certificate"), each one (1) share (or fraction thereof) of the Corporation's common stock, $0.001 par value per share that is issued and outstanding immediately prior to the Effective Time shall be converted and reclassified into one (1) share (or corresponding fraction thereof) of fully paid, nonassessable shares of Series B Common Stock, and each one share of preferred common stock, $0.001 par value per share shall be converted and reclassified into one (1) share of fully paid, nonassessable shares of Series B Common Stock. Each certificate that immediately prior to the Effective Time represented shares of capital stock ("Prior Certificate") shall thereafter represent that number of shares of capital stock into which the shares of capital stock represented by the Prior Certificate shall have been converted and reclassified. Other than as set forth in this Restated Certificate, the authorized number of shares and par value per share of any series of capital stock of the Corporation shall not be affected by the Stock Split.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. CLASS A COMMON STOCK

1. General. The rights, preferences, powers, privileges and restrictions of the Class A Common Stock are identical with those of the Class B Common Stock other than in respect of voting rights and conversion rights as set forth herein and in the General Corporation Law for all other purposes under this Restated Certificate the Class A Common Stock and the Class B Common Stock shall together constitute a single class of shares of the capital stock of the Corporation. The voting rights of the holders of the Class A Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Class B Common Stock and the voting, dividend and liquidation rights of the Class A Common Stock are subject to and qualified by the rights, powers, and preferences set forth in this Restated Certificate and any Preferred Stock Designation (as defined below).

2. Voting.

2.1 Generally. The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, this Certificate of Incorporation or pursuant to any Preferred Stock Designation, holders of Class A Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation or any amendment to any Preferred Stock Designation that relates solely to the terms of the Class B Common Stock or one or more outstanding series of Preferred Stock, if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation, any Preferred Stock Designation or the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, unless otherwise required by any Preferred Stock Designation.

B. CLASS B COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Class B Common Stock are subject to and qualified by the rights, powers, and preferences set forth in this Restated Certificate and any Preferred Stock Designation (as defined below).

2. Voting.

2.1 Generally. The holders of the Class B Common Stock are entitled to ten (10) votes for each share of Class B Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, this Certificate of Incorporation or pursuant to any Preferred Stock Designation, holders of Common Stock, or of Class B Common Stock, as such, shall not be entitled to vote on any amendment to (i) the Certificate of Incorporation or any amendment to any Preferred Stock Designation that relates solely to the terms of one or more outstanding series of Preferred Stock, if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation, any Preferred Stock Designation or the General Corporation Law. There shall be no cumulative voting. Shares of Common Stock representing a majority of the total voting power represented by the outstanding voting securities of the Company shall constitute a quorum at any meeting of shareholders unless bylaws adopted by the shareholders of the Corporation or any Preferred Stock Designation provide for a greater quorum requirement.

2.2 Amendments to this Part B. Part B of this Article Fourth may be amended by the affirmative vote of the holders of a majority of the outstanding shares of the Class B Common Stock, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders.

3. Board of Directors.

3.1 The management of the business and the conduct of the affairs of the Corporation shall be vested in its board of directors (the "Board of Directors"). The number of directors which shall constitute the whole Board of Directors shall be fixed by, or in the manner provided in, the Corporation's bylaws (the "Bylaws"). No election of directors need be by written ballot unless the Bylaws shall so provide.

3.2 Bylaws. The Board is expressly authorized to adopt, amend or repeal the Bylaws.

4. Conversion. The holders of shares of Class B Common Stock shall be entitled to conversion rights as follows:

4.1 Optional Right to Convert to Class A Common Stock. Subject to Section 4.2, each share of Class B Common Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into one fully paid and nonassessable shares of Class A Common Stock, as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like applicable to either the Class A Common Stock or the

Class B Common Stock as hereafter provided (the "Conversion Ratio"). Such initial Conversion Ratio shall be subject to adjustment as set forth in Section 4.3.

4.1.1 Deemed Exercise of Optional Conversion in Connection with a Transfer of Shares. Any Transfer of shares of Class B Common Stock (including by operation of law or other involuntary transfer, including but not limited to divorce or bankruptcy), shall be deemed an election of an option to convert such shares into Class A Common Stock by the transferring holder thereof, and each such transferred share of Class B Common Stock shall automatically convert into such number of fully paid and nonassessable shares of Class A Common Stock as is determined pursuant to Section 4.1, effective immediately prior to such transfer. The term "Transfer" means any assignment, transfer, sale, disposition of or any other like transfer of any shares of Class B Common Stock (or any interest in a trust or other entity that holds such shares) proposed by any holder of any shares of Class B Common Stock unless the Board of Directors has determined in writing in advance that such Transfer shall not be deemed to be an automatic election of the option to convert the applicable shares into Class A Common Stock for purposes of this Section 4.1.1.

4.2 Automatic Conversion. Each share of Class B Common Stock shall automatically be converted into shares of Class A Common Stock at the Conversion Ratio then in effect for such share immediately upon the date specified by vote or written consent of the holders of a majority of the then-outstanding shares of Class B Common Stock, voting as a single class.

4.3 Conversion Price Adjustments of Class B Common Stock for Splits and Combinations. In the event the Corporation should at any time after the filing date of this Restated Certificate fix a record date for the effectuation of a split or subdivision of the outstanding shares of Class A Common Stock or the determination of holders of Class A Common Stock entitled to receive a dividend or other distribution payable in additional shares of Class A Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Class A Common Stock (hereinafter referred to as "Class A Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Class A Common Stock or the Class A Common Stock Equivalents (including the additional shares of Class A Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Ratio shall be appropriately adjusted so that the number of shares of Class A Common Stock issuable on conversion of each share of such Class B Common Stock shall be increased in proportion to such increase in the aggregate number of shares of Class A Common Stock outstanding and those issuable with respect to such Class A Common Stock Equivalents with the number of shares issuable with respect to Class A Common Stock Equivalents determined from time to time in the manner provided for deemed

issuances in Section 4.3. If the number of shares of Class A Common Stock outstanding at any time after the filing date of this Restated Certificate is decreased by a combination of the outstanding shares of Class A Common Stock, then, following the record date of such combination (or the date of such combination if no record date is fixed), the Conversion Ratio shall be appropriately adjusted so that the number of shares of Class A Common Stock issuable on conversion of each share of such Class B Common Stock shall be decreased in proportion to such decrease in outstanding shares.

4.4 Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock, and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Class B Common Stock, in addition to such other remedies as shall be available to the holder of such Class B Common Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, seeking to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate.

4.5 Status of Converted Stock. In the event any shares of Class B Common Stock shall be converted pursuant to Section 4, the shares so converted shall be cancelled and shall not be re-issuable by the Corporation.

C. PREFERRED STOCK

1. General. Subject to the to the terms of the Restated Certificate (as amended from time to time) and any Preferred Stock Designation, shares of Preferred Stock may be issued in one or more series from time to time, with each such series to consist of such number of shares and to have such par value, voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Board of Directors of the Corporation (the "Board of Directors") and included in a certificate of designations (any such certificate a "Preferred Stock Designation") filed pursuant to the General Corporation Law, and the Board of Directors is hereby expressly vested with the authority, to the full extent now or hereafter provided by law, to adopt any such resolution or resolutions.

FIFTH: Subject to any additional vote required by this Restated Certificate, any Preferred Stock Designation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Restated Certificate and any Preferred Stock Designation, the number of directors of the Corporation shall be determined

in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: The following indemnification provisions shall apply to the persons enumerated below.

1. Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "Indemnified Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article Tenth the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

2. Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be

made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Tenth or otherwise.

3. Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article Tenth is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4. Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

5. Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

6. Non-Exclusivity of Rights. The rights conferred on any person by this Article Tenth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Amended and Restated Certificate of Incorporation, the Bylaws of the Corporation, or any agreement, or pursuant to any vote of stockholders or disinterested directors or otherwise.

7. Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8. Insurance. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the

indemnification of directors, officers and employees under the provisions of this Article Tenth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Tenth.

9. Amendment or Repeal. Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

ELEVENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Eleventh shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Eleventh (including, without limitation, each portion of any sentence of this Article Eleventh containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

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3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature Page Follows]

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 29thday of November, 2021.

DocuSigned by:
By: Kevin Mansmann

Name: Kevin A. Mansmann
Title: Chief Executive Officer